August 19, 2024

Richard Russell
Chief Financial Officer
LM Funding America, Inc.
1200 West Platt Street, Suite 100
Tampa, FL 33606

        Re: LM Funding America, Inc.
            Registration Statement on Form S-3
            Filed August 13, 2024
            File No. 333-281528
Dear Richard Russell:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at 202-551-3234 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets